FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

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COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

CALL NOTICE

ANNUAL AND SPECIAL SHAREHOLDERS MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly held company, with head offices in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3,142, CEP 01402-901, registered with the Board of Trade under NIRE 35.300.089.901 and enrolled with the CNPJ/MF under No. 47.508.411/0001-56, registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) as a publicly-held company category “A” under code 14826 (“Company”), in accordance with article 124 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”) and articles 3rd and 5th of CVM Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”), are convened to meet at the Shareholders’ Meeting (“Meeting”) to be held at 10:00 am on April 27, 2016 at the Company’s head office, in order to decide on the following agenda:

At the Annual Shareholders Meeting:

(a)    Reading, discussion and voting of the financial statements for the fiscal year ended 31 December 2015;

(b)   Approval of the Management Proposal for Designation of Retained Earnings for the fiscal year ended 31 December 2015;

(c)    Approval of the Capital Budgeting;

(d)   Election of members for the Board of Directors; and

(e)   Determination of the annual global compensation of the Company’s management and Fiscal Council of the Company, in case of the shareholders require its installation.

At the Special General Meeting:

(f)    Approval of the Management Proposal regarding the Investment Plan for 2016;

(g)    Ratify the appointment of Magalhães Andrade S/S Auditores Independentes, enrolled with the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and the CNPJ/MF under No. 62.657.242/0001-00, headquartered in São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 1.893, 6th floor, Jardim Paulistano ("Magalhães Andrade"), as the expert company responsible for elaboration of the appraisal report of the assets of Sendas Distribuidora SA ("Sendas") and the assets to be spun-off and merged into the Company at the base date of December 31, 2015 (the "Appraisal Report");

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(h)   Approval of Appraisal Report;

(i)     Approval of the merger into the Company of part of the assets of Sendas, pursuant to the terms and conditions described in the "Protocol and Justification of the Partial Spin-Off of Sendas Distribuidora SA", between the managements of the Company and Sendas;

(j)     If the abovementioned matters are approved, authorize the Company's management to take all necessary actions to carry out the resolutions proposed and approved by the Company's shareholders; and

(k)    Approval of the proposal to amend and restate of the Company's By-laws.

Copies of the Financial Statements related to the fiscal year ended on 31 December 2015, Management Proposals and documents referred to are available to the Shareholders at the Company’s headquarters, at the Company’s Investor Relation (www.gpari.com.br) and at CVM website (www.cvm.gov.br), pursuant to Articles 124 and 135 of the Brazilian Corporate Law and CVM Ruling 481, referring to matters included in the Agenda.

Shareholders, who intend to be represented by proxies at the Meeting summoned hereby, are required to send the documents, evidencing their capacity as a Company shareholder, and the powers of attorney, seventy-two (72) hours prior to the Meeting. The documents should be forwarded to the Corporate Legal Department of the Company, at Avenida Brigadeiro Luis Antonio, No. 3142, 6th floor, in this Capital.

It is noteworthy that the shareholders may attend the General Meeting even if they did not pre-deposit the documents, provided that they present such documents at the opening of the Meeting, pursuant to Article 5, paragraph 2 of CVM Ruling 481.

São Paulo, 7 April 2016.

Jean-Charles Henri Naouri

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 7, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.